Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du
Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

Excerpts from DuPont’s April 26, 2016 Earnings Call Transcript:

Edward D. Breen

Chair and Chief Executive Officer

Thank you, Greg. Good morning, everyone.

I would like to share my perspective on the first quarter. Then I’ll update you on our progress with our three critical initiatives as well as our planned merger of equals with Dow.

*                                         *                                         *                                         *                                         *                                         *                                         *

As we work toward our planned merger with Dow and the intended separation into three, highly focused, independent businesses, I am pleased with the progress the teams are making.

We achieved a number of milestones toward closing the merger in recent weeks.

On March 1st, we filed our initial Form S-4 registration statement and recently filed the first amendment. That process is proceeding along smoothly. The Form S-4 will become effective after we complete the review process with the SEC which we currently anticipate will be no later than the end of the 2nd quarter; the special stockholder meetings for both companies’ shareholders to vote on the merger will take place thereafter.

We also have submitted key regulatory filings related to the merger in the major jurisdictions where we operate. We always expected a thorough review process, and are working closely with regulators in all the relevant jurisdictions to complete that process.

We continue to expect to complete the merger in the second half of 2016, subject to shareholder and regulatory approvals. Integration planning also is well underway. We have formed a Joint Integration Management Office. Dow and DuPont teams are working directly together on plans to execute the merger, capture synergies and prepare for the intended business separations.

The team is working diligently to develop execution-ready plans to ensure that we can quickly integrate the merger, capture our anticipated cost and revenue synergies and begin to operate as independent business units as soon as possible after the merger closes.

In coordination with the joint integration management office, each of the three businesses is working to identify and plan for the right operating structure for their specific needs.

Another important point I’d like to make is that our synergy targets for the combined company remain on track. We have 27 teams focused on different categories of costs, and they are very clear about what the goal is. Our confidence in the targets we established in December has done nothing but go up. After diving into the details, we continue to believe there will be at least $3 billion in cost and $1 billion in growth synergies on a run rate basis.  We have benchmarked costs against industry peers alongside McKinsey, and they have confirmed that the $3 billion is achievable.

We continue to expect to capture $1.3 billion in Ag, $1.5 billion in Material Science, and $300 million in Specialty Products cost synergies.

James C. Collins

Executive Vice President of Agriculture

Lastly, from our announced merger with Dow, our teams are working with great urgency to create a world leading production Ag business and are developing detailed plans to capture the $1.3 billion of cost synergies.  Even though this is challenging work, you can feel the excitement of the teams.

*        *          *          *          *          *          *

Frank J. Mitsch

Wells Fargo Securities, LLC, Research Division

Okay. So the viewpoint is it's not overly conservative, but it will -- you have a lot of things moving up and, I guess, a little bit down. Hey, Ed, in describing the Dow transaction and the shareholder vote coming in Q3, which I think may have been a little bit later than what I had originally thought and certainly closing before the end of the year, does this give you enough -- I'm curious how -- what would be the lag between when the shareholder vote takes place and when you actually close the transaction? And are you looking to complete a $2 billion share buyback within that window? Or is that just something that can be executed until December 31 regardless of if it's Dow, DuPont or just DuPont alone?

Edward D. Breen

Chair and Chief Executive Officer

Yes, I'll take the first part and let Nick handle the share repurchase part. We're -- just to clarify the dates, we're looking at a shareholder vote at the end of second quarter, somewhere in that time frame. Looks like the time line along with the S4 filings and all that where we just made our comment back. So that looks like it's around that time frame. And then I hate to put an exact date on it, but I would say that we're shooting for October, November kind of close of the transaction. So both end of second quarter, shareholder votes by both Dow and DuPont shareholders, October, November close. We're in great shape on all our filings in the key jurisdictions around the world. And the big ones, China, Europe, Brazil and obviously the U.S., all that's in motion and so -- for the time line, where we needed to be to try to hit those dates. So we're in good shape.

*              *              *              *              *              *              *

Unknown Analyst

Ed, do you still expect to be able to achieve the split into 3 businesses within 18 to 24 months when the mergers close? And then you've made comments in the past that the corporate overhead at the 3 separate entities would not be higher than that at the parent. I'm wondering if that's still your expectation.

Edward D. Breen

Chair and Chief Executive Officer

Yes, we're definitely planning the, say, in the 18- to 24-month period. We're really -- we have a lot of teams going that are already doing some of the work to help us out on that time line. As I think we've mentioned before, we've already started the financial carve-out work, so we'll get way ahead on that part of the schedule. So yes. But that timing in the 18 to 24 months, we're comfortable with. And obviously, we'd all like to pull that in if we can, but that's the time line rolling now and we'll keep working that as we go forward. And your second part is the...

Excerpted Slides from DuPont’s April 26, 2016 Earnings Call:

Appendix 2: DOWDUPONT MERGER OF EQUALS 4/26/2016

Close 2H16 Signed 12/11/15 Share-holder Vote Jun/Jul pending S-4 becoming effective S-4 Filing First draft 3/1/16; Amend No.1 4/18/16 Hart-Scott- Rodino Filing Filed on 1/27/16 ROW Competi-tion Filings 1Q16/ 2Q16 In process Complete Spins1 Stand Up SpinCos1 Significant Progress on Execution of Planned Merger of Equals 4Q15 2016 2017-2018 Drive close of transaction CLOSE Prepare to operate MergeCo Operation of public MergeCo Prepare for intended spins Spin as soon as possible Capture >$3B of cost synergies Plan to operate three business portfolios & ensure synergy capture Achieve 100% run-rate <24 mo. after close 1. Subject to DowDuPont Board Approval 40 Each Company’s Planning Teams are Making Progress to Expedite Synergy Capture Upon Merger Closing; Carve-out Financial Work Underway

Significant Progress on Execution of Planned Merger of Equals

4Q15
2016
2017-2018
Signed 12/11/15
Hart-Scott-Rodino Filing Filed on 1/27/16
S-4 Filing First draft 3/1/16; Amend No.1 4/18/16
ROW Competition Filings 1Q16/ 2Q16
In process
Shareholder Vote Jun/Jul pending S-4 becoming effective
Close 2H16
Stand Up SpinCos[1]
Complete Spins[1]
Drive close of transaction
CLOSE
Prepare to operate MergeCo
Operation of public MergeCo
Plan to operate three business portfolios & ensure synergy capture
Capture >$3B of cost synergies
Achieve 100% run-rate <24 mo. after close
Prepare for intended spins
Spin as soon as possible

1. Subject to DowDuPont Board Approval

40

We are Taking a Joint Approach to Integration JOINT INTEGRATION MANAGEMENT OFFICE Provide guidance and support to both the businesses and functions of Dow and DuPont in preparation for Day 1 of the combined company and in standing up the intended three strong, independent companies thereafter. Master Planning Architect integration and coordinate Day One planning Change Management & Communications Support change management and design communication programs Value Capture Planning Deliver $3B+ of synergies Organization Design Guidance Support each SpinCo to build an organization tailored to its strategy Steering Committee Accountable to shareholders to deliver value from the merge/spin according to the merger agreement Ed Breen, Chairman & CEO Stacy Fox, SVP & General Counsel Nick Fanandakis, EVP & CFO Rick Olson, SVP - Corporate Services Andrew Liveris, Chairman & CEO Charles Kalil, General Counsel & EVP Howard Ungerleider, Vice Chairman & CFO Jim Fitterling, President & COO 41

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (File No. 333-209869) (as may be amended from time to time, the “Preliminary Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Preliminary Registration Statement and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Preliminary Registration Statement, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Preliminary Registration Statement, which are filed with the SEC.  A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Preliminary Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.